SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

\- OR -

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________________ to ____________________

Commission file number 1-6075

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

UNION PACIFIC CORPORATION
THRIFT PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of the principal executive office:

UNION PACIFIC CORPORATION
1400 DOUGLAS STREET
OMAHA, NEBRASKA 68179

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf of the undersigned hereunto duly authorized.

UNION PACIFIC CORPORATION THRIFT PLAN

Date ______________________ **By** ______________________

June 20, 2012

Barbara W. Schaefer, Senior Vice President – Human Resources and Secretary, Union Pacific Corporation

Exhibit 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-132324, Registration Statement No. 333-105714, Registration Statement No. 33-49849, Registration Statement No. 33-12513, and Registration Statement No. 33-170209 of Union Pacific Corporation on Form S-8 of our report dated June 20, 2012, relating to the financial statements and financial statement schedules of the Union Pacific Corporation Thrift Plan, appearing in this Annual Report on Form 11-K of the Union Pacific Corporation Thrift Plan for the year ended December 31, 2011.

Deloitte & Touche LLP

Omaha, Nebraska
June 20, 2012

Union Pacific Corporation Thrift Plan

Employer ID No: 13-2626465
Plan Number: 004

Financial Statements as of and for the Years Ended December 31, 2011 and 2010, Supplemental Schedules as of and for the Year Ended December 31, 2011, and Report of Independent Registered Public Accounting Firm

UNION PACIFIC CORPORATION THRIFT PLAN

TABLE OF CONTENTS

	Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1
FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010:	
Statements of Net Assets Available for Benefits	2
Statements of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4–14
SUPPLEMENTAL SCHEDULES AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2011:	15
Form 5500, Schedule H, Part IV, Question 4a — Schedule of Delinquent Participant Contributions	16–17
Form 5500, Schedule H, Part IV, Line 4(i) — Schedule of Assets (Held at End of Year)	18

NOTE: Additional supplemental schedules required by the Employee Retirement Income Security Act of 1974, as amended, are disclosed separately in Master Trust reports filed with the Department of Labor or are omitted because of the absence of the conditions under which they are required.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Trustees and Participants of
Union Pacific Corporation Thrift Plan
Omaha, Nebraska

We have audited the accompanying statements of net assets available for benefits of the Union Pacific Corporation Thrift Plan (the "Plan") as of December 31, 2011 and 2010, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2011 and 2010, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the table of contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 2011 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

Omaha, Nebraska
June 20, 2012

UNION PACIFIC CORPORATION THRIFT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2011 AND 2010

	2011	2010
ASSETS:		
Investments at fair value (Note 3):		
Plan interest in Master Trust (Notes 2 and 4)	$ 1,261,457,799	$ 1,261,517,982
Receivables:		
Notes receivable from participants	15,574,510	15,187,346
Contributions receivable	-	1,829
Total receivables	15,574,510	15,189,175
NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	1,277,032,309	1,276,707,157
ADJUSTMENT FROM FAIR VALUE TO CONTRACT VALUE FOR FULLY BENEFIT-RESPONSIVE INVESTMENT CONTRACTS (Notes 2 and 4)	(13,176,989)	(11,065,138)
NET ASSETS AVAILABLE FOR BENEFITS	$ 1,263,855,320	$ 1,265,642,019

See notes to the financial statements.

UNION PACIFIC CORPORATION THRIFT PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

	2011	2010
ADDITIONS TO NET ASSETS ATTRIBUTED TO:		
Investment income:		
Plan interest in Master Trust investment income (Note 4):		
Net appreciation in fair value of investments	$ 21,163,853	$ 155,878,930
Interest and dividends	28,502,973	26,864,353
Total investment income	49,666,826	182,743,283
Interest income on notes receivable from participants	592,082	680,999
Contributions:		
Participant contributions	45,347,872	42,494,400
Employer contributions	13,731,843	13,202,940
Total contributions	59,079,715	55,697,340
Other	93,950	17,593
Total additions	109,432,573	239,139,215
DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:		
Distributions to participants	110,889,424	97,565,740
Other	329,848	327,614
Total deductions	111,219,272	97,893,354
NET INCREASE (DECREASE) IN NET ASSETS	(1,786,699)	141,245,861
NET ASSETS AVAILABLE FOR BENEFITS:		
Beginning of year	1,265,642,019	1,124,396,158
End of year	$1,263,855,320	$1,265,642,019

See notes to the financial statements.

1. DESCRIPTION OF PLAN

The following description of the Union Pacific Corporation Thrift Plan (the "Plan") is provided for general information only. Participants should refer to the Plan document for more complete information.

General — The Plan is a defined contribution plan sponsored by Union Pacific Corporation (the "Corporation") covering non-agreement employees of the Corporation and its subsidiaries. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

Contributions — Each year, participants may contribute 2% to 75% of their eligible compensation on a salary deferral basis subject to limitations specified in the Internal Revenue Code (the "Code"). Participants may also contribute 2% to 75%, of their eligible compensation on an after-tax basis. Combined after-tax and pre-tax contributions may not exceed 75% of eligible compensation. Employees who are hired or rehired on or after October 1, 2008, and who are eligible to participate in the Plan will automatically become Participants. These employees are treated as having elected to contribute 6% of their eligible compensation on a salary deferral basis subject to limitations specified in the Code, unless they affirmatively elect otherwise. Participants who have attained age 50 before the end of the plan year are eligible to make catch-up contributions. Prior to 1987, the Plan provided for payroll-based and tax reduction act employee stock ownership plan contributions (PAYSOP/TRASOP). The Corporation contributes to the Plan on behalf of each participant an amount equal to 50% of the participant's pre-tax and after-tax contributions, with such Corporation contribution limited to 3% of the participant's base salary. Participants may direct the investment of all contributions into various investment options offered by the Plan, or may elect to participate in the Vanguard Advisors Managed Account Program (Managed Account Program). The Managed Account Program is a program in which certain participants may delegate on-going, discretionary investment management decisions with respect to their account to Vanguard Advisors, Inc. If a participant does not provide investment direction with respect to contributions made to their account, such contributions are invested in a default investment option designated under the Plan.

Loans to Participants — Participants are eligible to take a loan from their fund accounts, subject to the following limits. Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of (a) one-half of their account balance (excluding PAYSOP/TRASOP balances) or (b) $50,000, taking into consideration additional loan balances under the Plan and any other qualified plan maintained by the Corporation or its subsidiaries. As the loan is repaid, all principal and interest payments will be credited to the participant's fund accounts, excluding PAYSOP/TRASOP balances, in the same proportions as the contributions then being made on behalf of the participant. If no contributions are then being made, the loan repayments will be invested in accordance with the participant's applicable investment election. Participant loans, which are secured by the participant's individual account balance, bear a fixed rate of interest set by the Plan Administrator based on interest rates then being charged on similar loans, and are repayable over periods not exceeding five years, except loans relating to a principal residence, in which case the term of the loan shall not exceed fifteen years. As of December 31, 2011, participant loans have maturities through 2026 at interest rates ranging from 3.25 percent to 9.5 percent.

Participant Accounts — Individual accounts are maintained for each Plan participant. Each participant's account is credited with the participant's contributions, employer matching contributions, and an allocation of the Plan's earnings (or losses) based upon the type of investments selected and their performance. Allocations are based on each participant's account balance by investment type. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting — Participants at all times have a 100% vested interest in their accounts.

Distributions to Participants — Following a participant's termination of employment, a distribution of benefits will be made upon request as a lump sum payment only. Distributions from the PAYSOP/TRASOP account and the portion of their account invested in the Union Pacific Common Stock Fund are distributed in cash unless shares of stock are elected at the time of distribution. In-kind distributions are lump sum and any fractional shares are distributed in cash. If a participant does not request a distribution at termination of employment, the account will be deferred until the date the participant attains the participant's required beginning date or the participant's death. If the participant remains employed with the Corporation after attaining age 70-1/2, their amount may remain in the Plan until April 1st of the year following the year in which they terminate employment. A Required Minimum Distribution option is available at age 70-1/2. A participant may receive their account sooner if they desire.

In-service withdrawals, including withdrawals of rollover contributions, hardship withdrawals, and withdrawals on and after age 59 1/2 may be made by a participant from their account in accordance with the Plan's provisions.

Plan Administration — The Plan is administered by the Senior Vice President, Human Resources of the Corporation. Investment management fees for the Plan's investment options are netted against investment earnings. Generally, administrative expenses of the Plan are paid by the Corporation, but the Plan's Named Fiduciary-Plan Investments may elect to pay Plan expenses from Plan assets.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).

Use of Estimates — The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

Risks and Uncertainties — The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition — Investments are reported at fair value. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for discussion of fair value measurements.

Dividend income is recorded as of the ex-dividend date. Interest income is recorded on the accrual basis. Purchases and sales of securities are recorded as of the trade date. Net appreciation includes the Plan's gains and losses on investments bought and sold as well as held during the year.

In accordance with GAAP, investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The statements of net assets available for benefits present the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The statements of changes in net assets available for benefits are prepared on a contract value basis.

Notes Receivable from Participants — Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are recorded as distributions based on the terms of the Plan document.

Distributions to Participants — Distributions are recorded when paid. There were no amounts allocated to accounts of persons who have elected to withdraw from the Plan but have not yet been paid at December 31, 2011 and 2010.

New Accounting Standards Not Yet Effective —

ASU No. 2011-04 — In May 2011, the FASB issued Accounting Standards Update (ASU) No. 2011-04, *Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs*, which amends ASC 820. ASU 2011-04 also requires the categorization by level for items that are only required to be disclosed at fair value and information about transfers between Level 1 and Level 2. In addition, the ASU provides guidance on measuring the fair value of financial instruments managed within a portfolio and the application of premiums and discounts on fair value measurements. The ASU requires additional disclosure for Level 3 measurements regarding the sensitivity of fair value to changes in unobservable inputs and any interrelationships between those inputs. The new guidance is effective for reporting periods beginning after December 15, 2011. The adoption will not have a material effect on the statement of net assets available for benefits and statement of changes in net assets available for benefits. Plan management has not determined the impact on the disclosures in the financial statements.

3. FAIR VALUE MEASUREMENTS

ASC 820 established a single authoritative definition of fair value, set a framework for measuring fair value, and requires additional disclosures about fair value measurements. In accordance with ASC 820, the Plan classifies its investments into a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers include:

Level 1 — Quoted market prices in active markets for identical assets or liabilities.

Level 2 — Observable market based inputs or unobservable inputs that are corroborated by market data.

Level 3 — Unobservable inputs that are not corroborated by market data.

Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The Plan's policy is to recognize significant transfers between the levels at the actual date of the event. The following is a description of the valuation methodologies used for the investments measured at fair value, including the general classification of such instruments pursuant to the valuation hierarchy.

Mutual Funds (including the Domestic Stock Funds, International Stock Fund, Balanced Funds, and Bond Fund) — The shares of mutual funds are valued at quoted market prices in an exchange and active market, which represent the net asset values of shares held by the Master Trust at year end, and are classified as Level 1 investments.

Guaranteed Investment Contracts (GICs) (Including the Union Pacific Fixed Income Fund) — These contracts are valued at fair value and adjusted to contract value in accordance with GAAP. Fair value of traditional GICs is calculated by discounting the related cash flows based on current yields of similar instruments with comparable durations. Fair value of synthetic GICs is determined by the issuer of the contract based on quoted market prices of the underlying investments and a fair value estimate of the wrapper contract. Fair market value of the wrapper is estimated by converting the basis points assigned to the wrap fees into dollars. Contract value represents contributions made to the fund, plus earnings, less participant withdrawals. There are no reserves against contract value for credit risk of the contract issuer or otherwise. The contracts have certain restrictions that impact the ability to collect the full contract value. Plan management believes that the occurrence of events that would cause the Plan to transact at less than contract value is not probable. GICs are classified as Level 2 investments.

Employer Stock Funds — These funds are invested exclusively in common stock issued by Union Pacific Corporation along with a small amount of cash held for liquidity purposes. The unit price (value) for shares of these funds is computed daily based on the closing price of Union Pacific common stock on the New York Stock Exchange, the number of shares of stock held by the funds, and the amount of cash held in the funds. Employer Stock Funds are classified as Level 2 investments.

Money Market Fund — The money market fund is valued at quoted market price in an exchange and active market, which represents the net asset values of shares held by the Master Trust at year end, and is classified as a Level 1 investment.

For the years ended December 31, 2011 and 2010, there were no transfers in or out of Levels 1, 2 or 3.

The following tables set forth by level within the fair value hierarchy a summary of the Master Trust and other investment assets measured at fair value on a recurring basis at December 31, 2011 and 2010.

	December 31, 2011		
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Common stock — employer stock funds	$ -	$ 456,106,808	$ -
Domestic stock funds:			
500 Index Fund	294,122,979	-	-
U.S. Growth Index Fund	83,457,088	-	-
Morgan Growth Fund	17,829,224	-	-
Windsor Fund	15,008,658	-	-
Windsor II Fund	69,017,279	-	-
Small-Cap Index Fund	76,383,518	-	-
Mid-Cap Index Fund	90,850,813	-	-
Total Stock Market Index Fund	45,528,787	-	-
Total domestic stock funds	692,198,346	-	-
International stock fund — International Growth Fund	143,468,159	-	-
Balanced funds:			
Wellington Fund	267,419,100	-	-
Target Retirement Income Fund	8,124,607	-	-
Target Retirement 2005 Fund	3,253,235	-	-
Target Retirement 2010 Fund	13,575,204	-	-
Target Retirement 2015 Fund	45,606,615	-	-
Target Retirement 2020 Fund	48,170,376	-	-
Target Retirement 2025 Fund	25,038,970	-	-
Target Retirement 2030 Fund	15,875,572	-	-
Target Retirement 2035 Fund	16,361,866	-	-
Target Retirement 2040 Fund	12,535,251	-	-
Target Retirement 2045 Fund	9,782,858	-	-
Target Retirement 2050 Fund	4,744,060	-	-
Target Retirement 2055 Fund	503,254	-	-
Total balanced funds	470,990,968	-	-
Fixed Income Fund — Union Pacific Fixed Income Fund	-	465,018,013	-
Bond Fund — Total Bond Market Index	189,867,175	-	-
Money Market Fund — Prime Money Market Fund	67,881,226	-	-
Total Master Trust assets	$ 1,564,405,874	$ 921,124,821	$ -

	December 31, 2010		
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Common stock — employer stock funds	$ -	$ 422,104,951	$ -
Domestic stock funds:			
500 Index Fund	306,990,987	-	-
U.S. Growth Index Fund	84,458,190	-	-
Morgan Growth Fund	19,980,725	-	-
Windsor Fund	19,614,111	-	-
Windsor II Fund	72,257,416	-	-
Small-Cap Index Fund	83,874,877	-	-
Mid-Cap Index Fund	102,926,945	-	-
Total Stock Market Index Fund	46,086,783	-	-
Total domestic stock funds	736,190,034	-	-
International stock fund — International Growth Fund	176,567,460	-	-
Balanced funds:			
Wellington Fund	276,567,787	-	-
Target Retirement Income Fund	7,245,081	-	-
Target Retirement 2005 Fund	3,244,794	-	-
Target Retirement 2010 Fund	16,263,908	-	-
Target Retirement 2015 Fund	47,279,028	-	-
Target Retirement 2020 Fund	44,889,383	-	-
Target Retirement 2025 Fund	22,252,800	-	-
Target Retirement 2030 Fund	14,323,579	-	-
Target Retirement 2035 Fund	14,269,520	-	-
Target Retirement 2040 Fund	10,870,484	-	-
Target Retirement 2045 Fund	7,939,378	-	-
Target Retirement 2050 Fund	3,155,099	-	-
Target Retirement 2055 Fund	93,192	-	-
Total balanced funds	468,394,033	-	-
Fixed Income Fund — Union Pacific Fixed Income Fund	-	434,786,627	-
Bond Fund — Total Bond Market Index	185,957,646	-	-
Money Market Fund — Prime Money Market Fund	72,547,069	-	-
Total Master Trust assets	$ 1,639,656,242	$ 856,891,578	$ -

4. MASTER TRUST

At December 31, 2011 and 2010, the Plan participated in a Master Trust with other retirement plans sponsored by the Corporation or its subsidiaries. The investment assets of the Master Trust are held at Vanguard Fiduciary Trust Company (VFTC). Use of the Master Trust permits the commingling of the trust assets of a number of benefit plans of the Corporation and its subsidiaries for investment and administrative purposes. Although assets are commingled in the Master Trust, VFTC maintains supporting records for the purpose of allocating the net investment income (loss) of the investment accounts to the various participating plans. The investment valuation methods for investments held by the Master Trust are discussed in Note 3.

The Plan's interest in the Master Trust, as a percentage of net assets held by the Master Trust, is presented in the following tables as of December 31, 2011 and 2010:

Master Trust	**2011**	**2010**
Investments at fair value as determined by quoted market price:		
Mutual funds	$1,496,524,648	$1,567,109,173
Money market fund	67,881,226	72,547,069
	1,564,405,874	1,639,656,242
Investments at estimated fair value:		
Employer stock funds	456,106,808	422,104,951
Guaranteed investment contracts	465,018,013	434,786,627
	921,124,821	856,891,578
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(21,481,104)	(17,756,625)
Investments in Master Trust	$2,464,049,591	$2,478,791,195
Plan's portion of investments	$1,248,280,810	$1,250,452,844
Portion allocated to the Plan	50.66 %	50.45 %

Investment income (loss) for the Master Trust for the years ended December 31, 2011 and 2010, is as follows:

	2011	2010
Net appreciation in fair value of investments:		
Common stock — employer stock funds	$ 59,104,221	$134,684,640
Domestic stock funds:		
500 Index Fund	402,612	35,190,184
Growth Index Fund	516,084	11,428,880
Morgan Growth Fund	(769,574)	2,888,769
Windsor Fund	(822,918)	2,336,956
Windsor II Fund	341,897	5,482,431
Small-Cap Index Fund	(2,804,888)	16,198,656
Mid-Cap Index Fund	(3,104,856)	19,108,069
Total Stock Market Index Fund	(283,361)	5,803,083
Total domestic stock funds	(6,525,004)	98,437,028
International stock fund — International Growth Fund	(25,749,593)	20,434,294
Balanced funds:		
Wellington Fund	2,321,899	19,964,851
Target Retirement Income Fund	144,041	471,544
Target Retirement 2005 Fund	88,184	208,877
Target Retirement 2010 Fund	211,893	1,288,527
Target Retirement 2015 Fund	(492,045)	3,865,890
Target Retirement 2020 Fund	(938,267)	4,048,218
Target Retirement 2025 Fund	(767,176)	2,061,382
Target Retirement 2030 Fund	(564,173)	1,459,708
Target Retirement 2035 Fund	(768,365)	1,473,702
Target Retirement 2040 Fund	(596,488)	1,155,296
Target Retirement 2045 Fund	(460,150)	781,677
Target Retirement 2050 Fund	(225,444)	323,765
Target Retirement 2055 Fund	(25,023)	602
Total balanced funds	(2,071,114)	37,104,039
Bond fund — total bond market index	6,545,794	4,064,045
Total appreciation in fair value of investments	31,304,304	294,724,046
Interest and dividends	55,278,124	51,601,698
Total investment income of Master Trust	$ 86,582,428	$346,325,744
Plan's portion of Master Trust investment income	$ 49,666,826	$182,743,283

While the Plan participates in the Master Trust, each participant's account is allocated earnings (or losses) consistent with the performance of the funds in which the participant's account is invested.

Therefore, the investment income (loss) of the Master Trust may not be allocated evenly among the plans participating in the Master Trust.

The Master Trust provides a stable value investment option (the Union Pacific Fixed Income Fund) to participants that includes traditional GICs and synthetic GICs. Traditional GICs are maintained in a general account by VFTC, which is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. Synthetic GICs simulate the performance of a traditional GIC through an issuer's guarantee of a specific interest rate (a benefit-responsive wrapper contract) and a portfolio of financial instruments that are owned by the Master Trust. The crediting interest rate is based on a formula agreed upon with the issuer, but may not be less than 0%. Such interest rates are reviewed on a quarterly basis for resetting. The crediting rate of these contracts will track current market yields on a trailing basis.

	2011	**2010**
Average yields:		
Based on annualized earnings	3.01 %	3.14 %
Based on range of interest rate credited to participants	2.29%–3.83%	2.92%–3.98%

The Plan's investments, which represented 5 percent or more of the Plan's net assets available for benefits as of December 31, 2011 and 2010, are as follows:

	2011	**2010**
Vanguard International Growth Fund	$ 69,258,401	$ 84,744,432
Vanguard 500 Index Fund Signal Shares	125,557,686	130,190,934
Vanguard Total Bond Market Index Fund Signal Shares	86,856,711	87,682,768
Vanguard Wellington Fund	114,081,860	116,327,901
Union Pacific Common Stock Fund	236,734,573	221,149,740
Union Pacific Fixed Income Fund	272,075,442	259,874,525

The Master Trust's investments, which represented 5 percent or more of the Master Trust's net assets as of December 31, 2011 and 2010, are as follows:

	2011	**2010**
Vanguard International Growth Fund	$ 143,468,159	$ 176,567,460
Vanguard 500 Index Fund Signal Shares	294,122,979	306,990,987
Vanguard Total Bond Market Index Fund Signal Shares	189,867,175	185,957,646
Vanguard Wellington Fund	267,419,100	276,567,787
Union Pacific Common Stock Fund	456,106,808	422,104,951
Union Pacific Fixed Income Fund	465,018,013	434,786,627

5. TAX STATUS

The Plan obtained a tax determination letter dated April 24, 2003, in which the Internal Revenue Service (IRS) stated that the Plan, as then designed, was in compliance with the applicable requirements of the Code. Although the Plan has been amended since receiving the determination letter, the Company and Plan management believe that the Plan and related Master Trust are currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. Plan management believes that as of December 31, 2011 and 2010, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions and is currently under an IRS examination of the 2009 Plan year which began in June 2011. The Plan administrator believes the Master Trust is no longer subject to income tax examinations for years prior to 2008.

6. PLAN TERMINATION

Although it has not expressed any intent to do so, the Corporation has the right under the Plan, at any time, to discontinue its contributions and to terminate the Plan subject to the provisions of ERISA. Regardless of such actions, the principal and income of the Plan remains for the exclusive benefit of the Plan's participants and beneficiaries. The Corporation may direct VFTC either to distribute the Plan's assets to the participants, or to continue the trust and distribute benefits as though the Plan had not been terminated.

7. EXEMPT PARTY-IN-INTEREST TRANSACTIONS

The Master Trust investments include the Union Pacific Common Stock Fund which is invested in the common stock of the Corporation. The Corporation is the Plan sponsor and, therefore, these transactions qualify as party-in-interest transactions. At December 31, 2011 and 2010, the Plan's interest in the Master Trust's investment in the Union Pacific Common Stock Fund had a cost basis of $100,184,712 and $98,541,758, respectively. During the years ended December 31, 2011 and 2010, the Plan recorded dividend income of $4,559,386 and $3,451,135, respectively.

The Master Trust also invests in various funds managed by VFTC. VFTC is the Trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

8. PROHIBITED TRANSACTIONS

Beginning in 2009, there was inadvertent use of Plan assets by Union Pacific Railroad Company (the "Railroad"), a related party, due to administrative error which violated IRC Section 4975(c)(1)(B). Participant withholdings were not timely deposited with the Plan trustee. Therefore, the transactions constituted an extension of credit from the Plan to the Railroad. The Railroad repaid the withholdings and lost earnings in 2011.

Beginning in 2011, there was inadvertent use of Plan assets by the Railroad due to administrative error which violated the same IRC Section. Participant withholdings and loan repayments were not timely deposited with the Plan trustee. Therefore, the transactions constituted an extension of credit from the Plan to the Railroad. The Railroad repaid the withholdings, loan repayments, and lost earnings in 2011.

9. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2011 and 2010:

	2011	2010
Net assets available for benefits per the financial statements	$1,263,855,320	$1,265,642,019
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	13,176,989	11,065,138
Deemed distributions of participant loans	(143,676)	(127,059)
Net assets available for benefits per the Form 5500 — at fair value	$1,276,888,633	$1,276,580,098

The following is a reconciliation of changes in net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2011 and 2010:

	2011	2010
Net increase (decrease) in net assets at contract value	$ (1,786,699)	$141,245,861
Change in adjustment from contract value to fair value for fully benefit-responsive investment contracts	2,111,851	4,704,420
Change in deemed distributions of participant loans	(16,617)	22,846
Net increase in net assets per Form 5500 — at fair value	$ 308,535	$145,973,127

* * * * * *

SUPPLEMENTAL SCHEDULES

UNION PACIFIC CORPORATION THRIFT PLAN
Employer ID No: 13-2626465
Plan No: 004

SUPPLEMENTAL SCHEDULE
FORM 5500, SCHEDULE H, PART IV, QUESTION 4a — SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS
FOR THE YEAR ENDED DECEMBER 31, 2011

Column A	Column B	Column C	Column H	Column I	Column J
Identity of Party Involved	Relationship to Plan, Employer, or Other Party-In-Interest	Description of Transaction, Including Maturity Date, Interest Rate, Collateral, Par or Maturity Value	Cost of Asset	Current Value of Asset	Net Gain (or Loss) on Each Transaction
*Union Pacific Railroad Company	Employer	Inadvertent use of plan assets by the Railroad due to administrative error in violation of IRC Section 4975(c)(1)(B). Participant withholdings were not timely deposited with the Plan trustee. Therefore, this transaction constitutes an extension of credit from the Plan to the Railroad.	$ 991	$ 1,637	$ 646
*Union Pacific Railroad Company	Employer	Inadvertent use of plan assets by the Railroad due to administrative error in violation of IRC Section 4975(c)(1)(B). Participant withholdings were not timely deposited with the Plan trustee. Therefore, this transaction constitutes an extension of credit from the Plan to the Railroad.	$ 1,637	$ 2,434	$ 797
*Union Pacific Railroad Company	Employer	Inadvertent use of plan assets by the Railroad due to administrative error in violation of IRC Section 4975(c)(1)(B). Participant withholdings were not timely deposited with the Plan trustee. Therefore, this transaction constitutes an extension of credit from the Plan to the Railroad.	$ 2,434	$ 2,600	$ 166
*Union Pacific Railroad Company	Employer	Inadvertent use of plan assets by the Railroad due to administrative error in violation of IRC Section 4975(c)(1)(B). Participant withholdings were not timely deposited with the Plan trustee. Therefore, this transaction constitutes an extension of credit from the Plan to the Railroad.	$ 93	$ 95	$ 2

* Represents a party-in-interest.

(Continued)

UNION PACIFIC CORPORATION THRIFT PLAN
Employer ID No: 13-2626465
Plan No: 004

SUPPLEMENTAL SCHEDULE
FORM 5500, SCHEDULE H, PART IV, QUESTION 4a — SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS
AS OF DECEMBER 31, 2011

Column A	Column B	Column C	Column H	Column I	Column J
Identity of Party Involved	Relationship to Plan, Employer, or Other Party-In-Interest	Description of Transaction, Including Maturity Date, Interest Rate, Collateral, Par or Maturity Value	Cost of Asset	Current Value of Asset	Net Gain (or Loss) on Each Transaction
*Union Pacific Railroad Company	Employer	Inadvertent use of plan assets by the Railroad due to administrative error in violation of IRC Section 4975(c)(1)(B). Loan repayments were not properly credited to participants' accounts. Therefore, this transaction constitutes an extension of credit from the Plan to the Railroad.	$ 512	$ 513	$ 1

* Represents a party-in-interest.

(Concluded)

UNION PACIFIC CORPORATION THRIFT PLAN

Employer ID No: 13-2626465
Plan No: 004

FORM 5500, SCHEDULE H, PART IV, LINE 4(i) — SCHEDULE OF ASSETS
(HELD AT END OF YEAR)
AS OF DECEMBER 31, 2011

Column B Identity of Issue or Borrower, Lessor or Similar Party	Column C Description of Investment Including Collateral, Rate of Interest, Maturity Date, Par or Maturity Value	Column E Current Value
* Participant loans	Interest rates of 3.25% to 9.5%, maturity dates of 2012 to 2026	$ 15,574,510

* Represents a party-in-interest.